UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32686

VIACOM INC.

(Exact name of registrant as specified in its charter)

1515 Broadway

New York, New York 10036

(212) 258-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A common stock, par value $0.001 per share

Class B common stock, par value $0.001 per share

4.500% Senior Notes due 2021

3.875% Senior Notes due 2021

2.250% Senior Notes due 2022

3.125% Senior Notes due 2022

3.250% Senior Notes due 2023

4.250% Senior Notes due 2023

3.875% Senior Notes due 2024

3.450% Senior Notes due 2026

4.850% Senior Debentures due 2034

6.875% Senior Debentures due 2036

6.750% Senior Debentures due 2037

4.500% Senior Debentures due 2042

4.375% Senior Debentures due 2043

4.875% Senior Debentures due 2043

5.850% Senior Debentures due 2043

5.250% Senior Debentures due 2044

5.875% Fixed-to-Floating Rate Junior Subordinated Debentures due 2057

6.250% Fixed-to-Floating Rate Junior Subordinated Debentures due 2057

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A common stock, par value $0.001 per share:  0 holders

Class B common stock, par value $0.001 per share:  0 holders

4.500% Senior Notes due 2021:  56 holders

3.875% Senior Notes due 2021:  64 holders

2.250% Senior Notes due 2022:  43 holders

3.125% Senior Notes due 2022:  50 holders

3.250% Senior Notes due 2023:  53 holders

4.250% Senior Notes due 2023:  72 holders

3.875% Senior Notes due 2024:  78 holders

3.450% Senior Notes due 2026:  42 holders

4.850% Senior Debentures due 2034:  46 holders

6.875% Senior Debentures due 2036:  88 holders

6.750% Senior Debentures due 2037:  33 holders

4.500% Senior Debentures due 2042:  35 holders

4.375% Senior Debentures due 2043:  73 holders

4.875% Senior Debentures due 2043:  23 holders

5.850% Senior Debentures due 2043:  64 holders

5.250% Senior Debentures due 2044:  50 holders

5.875% Fixed-to-Floating Rate Junior Subordinated Debentures due 2057:  69 holders

6.250% Fixed-to-Floating Rate Junior Subordinated Debentures due 2057:  59 holders

Explanatory Note:  On December 4, 2019, Viacom Inc. (“Viacom”) merged with and into CBS Corporation (“CBS”), with CBS continuing as the surviving company pursuant to that certain Agreement and Plan of Merger, dated as of August 13, 2019, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of October 16, 2019, by and between CBS and Viacom. At the effective time of the merger, CBS changed its name to ViacomCBS Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, ViacomCBS Inc., as successor by merger to Viacom, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VIACOMCBS INC. (as successor by merger to Viacom Inc.)

Date: December 16, 2019	By:	/s/ Christa A. D’Alimonte
	Name:	Christa A. D’Alimonte
	Title:	Executive Vice President, General Counsel and Secretary